FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of October, 2025 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - September 2025 Earnings presentation (Supplementary information)

000 Supplementary information 9M 2025 29 October 2025

2 Important information Non-IFRS and alternative performance measures Banco Santander, S.A. (“Santander”) cautions that this document may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use the APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute the IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For more details on APMs and non-IFRS measures, please see the 2024 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 28 February 2025 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2025/sec-2024-annual-20-f-2024-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q3 2025 Financial Report, published on 29 October 2025 (https://www.santander.com/en/shareholders-and-investors/financial-and- economic-information#quarterly-results). Sustainability information This document may contain, in addition to financial information, sustainability-related information, including environmental, social and governance-related metrics, statements, goals, targets, commitments and opinions. Sustainability information is not audited nor reviewed by an external auditor. Sustainability information is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which may materially differ from those applicable to financial information and are in many cases emerging and evolving. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties may not be comparable to sustainability information of other companies or over time or across periods and its use is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law. Forward-looking statements Santander hereby warns that this document may contain 'forward-looking statements', as defined by the US Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The important factors below (and others mentioned in this document), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: • general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the wars in Ukraine and the Middle East or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments; • exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); • potential losses from early loan repayment, collateral depreciation or counterparty risk; • political instability in Spain, the UK, other European countries, Latin America and the US; • changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses; • legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises;

3 Important information • acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; • climate-related conditions, regulations, targets and weather events; • uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations. Important factors affecting sustainability information may materially differ from those applicable to financial information. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law; • our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; • changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries; • our exposure to operational losses; and • potential losses associated with cyberattacks, data breaches, data losses and other security incidents Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives. Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this document and are informed by the knowledge, information and views available on such date and are subject to change without notice. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing mentioned in this document should be taken as a profit and loss forecast. Not a securities offer This document and the information it contains, does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Third Party Information In particular, regarding the data provided by third parties, neither Santander, nor any of its directors, managers or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, and may omit, partially or completely, any of the elements of this document, and in case of any deviation, Santander assumes no liability for any discrepancy. Sale of 49% stake in Santander Bank Polska to Erste Group All figures, including P&L, loans and advances to customers, customer funds and other metrics are presented on an underlying basis and include Santander Bank Polska, in line with previously published quarterly information, i.e. maintaining the same perimeter that existed at the time of the announcement of the sale of 49% stake in Santander Bank Polska to Erste Group (https://www.santander.com/content/dam/santander- com/en/documentos/informacion-privilegiada/2025/05/hr-2025-05-05-santander-announces-the-sale-of-49-per-cent-of-santander-polska-to-erste-group-bank-and-agrees-strategic-cooperation-across-cib-and- payments-en.pdf). For further information, see the 'Alternative performance measures' section of Banco Santander, S.A. (Santander) Q3 2025 Financial Report, published on 29 October 2025 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results).

4 Variations in constant euros include Argentina in current euros to mitigate distortions from a hyperinflationary economy. We apply the official ARS exchange rate except in the periods between Q2 2024 and Q1 2025, when we applied an alternative exchange rate for the Argentine peso that better reflected the evolution of inflation. For further information, see the 'Alternative performance measures' section in the appendix to the quarterly financial report. Q1'25 Earnings presentation v5 210425am Additional notes

5 Supplementary information Balance sheet and capital management NIM, yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

Santander's capital levels amply exceed minimum regulatory requirements

SREP CAPITAL REQUIREMENTS AND MDA*

Sep-25



13.98%
T2
2.44%
AT1
1.83%
G-SIB/O-SII buffer
1.25%
CCoB
2.50%
Pillar 2 R
0.98%
Pillar 1
4.50%
+345bps
+324bps
+338bps
CCyB, 0.43% 1
SyRB, 0.06% 2
17.43%
2.65%
T2
1.69%
AT1
13.09%
CET1
>15%
2.40%
1.50%
12-13% (operating range)
Regulatory Requirement 2025 3
Group ratios Sep-25
2025 target ratios

- CET1 ratio of 13.1%, slightly above the top end of our 12-13% operating range for 2025
- The minimum CET1 to be maintained by the Group is 9.72%
- As of Sep-25, the distance to the MDA is 324bps[4] and the CET1 management buffer is 338bps
- Our current estimate for the fully-loaded CET1 ratio is comfortably above our >12% Investor Day target for 2025 year end

* Phased-in ratios are calculated in accordance with the transitory treatment of the CRR.

(1) Estimated countercyclical buffer as of Sep-25.

(2) Estimated systemic risk buffer as of Sep-25.

(3) According to a resolution from Banco de España in October 2024, from 1 October 2025 a countercyclical buffer of 0.50% over the exposures located in Spain will be activated. The impact at the Group level is +12bps to the countercyclical buffer requirement.

(4) MDA trigger = 3.38% - 0.14% = 3.24% (14bps of AT1 shortfall is covered with CET1). Santander Parent Bank has €72.8bn in Available Distributable Items, c.110 times the full Parent AT1 budgeted for 2025.

6

7 In the EBA Stress Test, Santander had the highest PAT in the baseline scenario and the second highest under the adverse scenario (1) Accumulated profit after tax (3 years) in €mn. FX impact is only applied in the adverse scenario. PROFIT AFTER TAX - BASELINE SCENARIO (€mn) 1 PROFIT AFTER TAX - ADVERSE SCENARIO (€mn) 1 Santander Peer average System 805-2787,848 11,810 10,769 9,439 3,221 692 -98 -6,666 -7,605 -14,320 P2 Santander P4 P1 P6 P5 P7 P8 P3 54,173 39,461 28,692 26,145 26,069 23,086 18,677 16,857 13,562 P1 P2 P3 P4 P5 P6 P7 P8 27,414

8 Santander improved its relative capital position in the adverse scenario, ending above peer average FL CET1: 2024 (%) FL CET1: adverse scenario 2027 (%) FL CET1: adverse scenario 2027 (bps) -62 -173 -186 -188 -213 -215 -227 -336 -478 Santander P2 P5 P4 P6 P3 P7 P1 P8 14.3 13.9 12.9 12.4 12.3 12.2 12.0 11.0 9.7 12.3 Santander P2 P5 P3 P6 P4 P1 P7 P8 10.0 Santander P2 P5 P6 P1 P4 P8 P7 P3 11.8 11.7 11.0 10.5 10.4 9.5 8.9 8.6 7.4 Peer average System 11.314.4 -231-304

9 Diversified bond portfolio represents just 8% of total assets %, Sep-25 Spain 33% Poland 12% UK 7% Portugal 5% SCF 5% US 11% Mexico 10% Brazil 9% Chile 6% Rest of the Group 2% €152bn o/w HTC €110bn (73%) ALCO IRRBB €116bn Liquidity portfolio €36bn BOND PORTFOLIO • Bond portfolio represents 8% of total assets • HTC&S duration: 1.8 years • Mark to market impact of the HTC portfolio equivalent to less than 1% of total CET1 (€82.6bn) €152bn

10 Conservative and decentralized liquidity and funding model 2.7 5.8 4.0 3.1 2.3 3.6 1.0 1.8 0.1 3.2 0.9 1.4 6.8 13.8 9.4 1.0 0.3 Covered bonds Senior Senior non- preferred AT1 Tier 2 € bn, Sep-25 Covered Bonds Senior Non- Preferred Senior Other 2025 2026 2027 2028 >2029 0.4 11.1 11.8 7.4 6.9 14.7 0.6 3.6 14.5 7.9 12.1 20.4 1.2 11.1 11.2 14.8 5.4 24.8 1.3 0.4 0.2 1.9 0.2 25.2 2029 Spain UK SCF Brazil US Other5 4 2 €31.3bn1 ISSUED IN PUBLIC MARKETS IN 9M'25 VERY MANAGEABLE MATURITY PROFILE € bn, Sep-25 (1) Data includes public issuances from all units with period-average exchange rates. Excludes securitizations. (2) Includes issuances of Banco Santander, S.A., Santander International Products PLC and Santander Global Issuances B.V. (3) Includes €1.033bn AT1 (net between €1.500bn issuance, ISIN XS3100756637, and €0.467bn repurchased following the tender offer exercise on ISIN XS2102912966, both executed in Jul-25). (4) Includes AT1 / Preferred shares and Tier 2 / Subordinated. (5) Other includes issuances in the year-to-date in Chile, Portugal, Argentina, Poland and Mexico. 3

2025 issuances against funding plan

EXECUTION OF 2025 FUNDING PLAN

€ bn, Sep-25

	AT1 + Tier 2		SNP + Senior		Covered Bonds		TOTAL	
	Plan	Issued	Plan	Issued	Plan	Issued	Plan	Issued
Banco Santander, S.A.[1]	0 - 0.5	1.4[2]	13 - 14	13.6[3]	3 - 5	2.7	16 - 19.5	17.7[3]
UK	-	-	4.5 - 6.5	5.9	4 - 5	4.1[4]	8.5 - 11.5	10.0[4]
SHUSA	-	-	3 - 4	1.8	-	-	3 - 4	1.8
TOTAL	**0 - 0.5**	**1.4**	**20.5 - 24.5**	**21.3**	**7 - 10**	**6.8**	**27.5 - 35**	**29.5**

Banco Santander, S.A.'s 2025 funding plan contemplates the following:

- Continue fulfilling the 1.5% AT1 and 2.4% T2 buffers subject to RWA growth
- MREL & TLAC ratios above regulatory requirements
- Maintain a solid liquidity position, with LCR and NFSR above minimum requirements and ample liquidity buffers

Note: Issuance plan subject to, amongst other considerations, market conditions and regulatory requirements. Other secured issuances (for example ABS, RMBS, etc.) are not considered in the table above.
(1) Adjusted funding plan. For more information, see slide 12 "Update of the 2025 issuances funding plan - Banco Santander, S.A.".
(2) Includes €1.033bn AT1 (net between €1.500bn issuance, ISIN XS3100756637, and €0.467bn repurchased following the tender offer exercise on ISIN XS2102912966, both executed in Jul-25).
(3) Includes €5.3bn Senior Non-Preferred and €2.5bn Senior Preferred issued in 2024, as pre-funding for the 2025 funding plan.
(4) Includes €1bn Covered Bond issued in 2024, as pre-funding for the 2025 funding plan.

11

12 Update of the 2025 issuances funding plan - Banco Santander, S.A. Original Funding Plan Adjusted Funding Plan 2025 2025 AT1 + Tier 2 0 - 0.5 0 - 0.5 0.0 1.4 1.4 SNP + SP 20 - 21 13 - 14 7.8 5.8 13.6 Covered Bonds 0.5 - 2 3 - 5 0.0 2.7 2.7 TOTAL 20.5 - 23.5 16 - 19.5 7.8 9.9 17.7 MREL/TLAC 20 - 21.5 13 - 14.5 7.8 7.2 15.0 Executed in 2025 Total executed Pre-funding in 2024 1 2025 FUNDING PLAN - BANCO SANTANDER, S.A. (1) MREL/TLAC needs reduced by c.€7bn in 2025 due to, amongst others: regulatory improvements (CRR3 lower impacts and FRTB delay); risk transfer; CACEIS sale; extra dividends from subsidiaries. (2) Reduction in MREL/TLAC needs leads to an increase in Covered Bond issuances in order to maintain liquidity metrics at desired levels. 2 € bn, Sep-25

13 TLAC/MREL for the Resolution Group headed by Banco Santander, S.A. 31.9% 12.8% 4.1% 2.8% 2.7% 38.9% 15.4% % RWAs % LE 18.0% 6.8% 4.1% 3.9% 1.3% 26.0% 8.1% % RWAs % LE % and € bn, Sep-25(e) Req. 36.0% SNP T2 CET1 Senior AT1 Sub debt %, Sep-25(e) Req. 22.1% Distance to M-MDA €12.1bn 392bps €13.1bn 132bps €12.0bn 285bps €28.5bn 268bps 84.3 10.2 11.5 0.7 32.9 24.6 164.3 MREL instruments 1 1 1 1 2 Requirement CBR Buffer TLAC MREL Requirement CBR Buffer (1) TLAC RWAs are €309bn and leverage exposure (LE) is €995bn. MREL RWAs are €423bn and leverage exposure is €1,065bn. (2) MREL Requirement based on RWAs from Jun-25: 31.92% + Combined Buffer Requirement (CBR).

14 Well-funded, diversified, prudent and highly liquid balance sheet (large % contribution from customer deposits), reflected in solid liquidity ratios € bn, Sep-25 Net Stable Funding Ratio (NSFR) Sep-25 Jun-25 Jun-25 Spain 2 150% 154% 123% UK 2 165% 159% 136% Portugal 138% 138% 123% Poland 211% 202% 155% SCF 383% 278% 117% US 184% 162% 121% Mexico 179% 154% 125% Brazil 163% 155% 115% Chile 158% 171% 109% Argentina 156% 229% 154% Group 160% 159% 126% 1 Liquidity Coverage Ratio (LCR) ST Funding Securitizations and others Loans and advances to customers Fixed assets & other Customer deposits M/LT debt issuances Equity and other liabilitiesFinancial assets 420 40 82 171 1,065 209 69 1,078 1,567 1,567 Assets Liabilities HQLAs1 3 LIQUIDITY BALANCE SHEET €343bn o/w cash €163bn HQLA Level 1 330.4 HQLA Level 2 12.3 o/w Level 2A 5.6 o/w Level 2B 6.8 Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances). (1) Provisional data. HQLAs used in the consolidated LCR numerator: EUR 298 billion. See Glossary for definitions. (2) UK: Ring-fenced bank; Spain: Banco Santander, S.A. standalone. (3) Group LCR. Consolidated LCR 147% in Sep-25 and 145% in Jun-25. See Glossary for definitions.

15 Supplementary information Balance sheet and capital management NIM, yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

16 NIM (%) NII / Average earning assets Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Retail & Commercial Banking 3.19 3.18 3.14 3.26 3.12 3.05 2.92 Spain 2.55 2.75 2.66 2.48 2.57 2.38 2.33 United Kingdom 1.41 1.46 1.53 1.58 1.59 1.53 1.52 Mexico 5.78 5.80 5.98 6.23 6.14 6.22 6.30 Brazil 7.87 7.91 8.06 7.67 8.35 8.62 7.16 Digital Consumer Bank 4.48 4.34 4.28 4.43 4.26 4.46 4.50 DCB Europe 2.74 2.72 2.64 2.71 2.75 2.84 2.94 DCB US 6.97 7.06 6.94 6.76 6.32 6.98 7.51 Corporate & Investment Banking 1.16 1.03 0.92 1.09 0.90 0.99 0.95 Wealth Management & Insurance 3.43 3.25 3.11 3.00 2.59 2.45 2.38 Payments 7.70 7.77 7.25 7.84 7.51 8.03 7.54 TOTAL GROUP 2.97 2.89 2.79 2.92 2.73 2.78 2.69 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Spain 1.77 1.84 1.70 1.65 1.59 1.59 1.58 United Kingdom 1.46 1.52 1.58 1.64 1.65 1.59 1.57 Portugal 3.03 2.91 2.58 2.31 2.40 2.28 2.24 Poland 4.67 4.67 4.77 4.60 4.41 4.30 4.35 DCB Europe 2.74 2.72 2.64 2.71 2.75 2.84 2.94 US 3.16 3.10 3.02 3.03 3.02 2.98 3.03 Mexico 5.19 5.31 5.24 5.09 5.29 5.39 5.28 Brazil 5.36 5.36 5.21 5.14 5.11 5.14 5.00 Chile 2.38 3.33 3.60 3.80 3.73 3.71 3.43 Argentina 38.69 35.65 19.30 13.52 11.71 13.53 12.24

17 Yield on loans (%) Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Retail & Commercial Banking 6.49 6.48 6.39 6.50 6.39 6.26 6.07 Spain 4.10 4.09 4.06 3.89 3.78 3.59 3.39 United Kingdom 3.79 3.93 4.07 4.13 4.14 4.12 4.12 Mexico 13.82 13.73 13.78 13.67 13.33 12.38 12.21 Brazil 16.24 16.46 16.57 16.70 16.54 17.23 17.26 Digital Consumer Bank 8.38 8.29 8.23 8.56 8.58 8.52 8.48 DCB Europe 5.65 5.76 5.73 5.80 5.82 5.75 5.75 DCB US 11.35 11.56 11.42 11.64 12.08 11.91 12.11 Corporate & Investment Banking 7.25 6.65 6.56 6.54 6.31 6.21 6.03 Wealth Management & Insurance 4.90 4.82 4.73 4.55 4.18 4.09 3.91 Payments 15.71 14.74 14.44 14.96 13.98 16.44 15.13 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Spain 4.56 4.48 4.44 4.25 4.07 3.91 3.65 United Kingdom 3.83 3.97 4.11 4.18 4.19 4.16 4.16 Portugal 5.05 4.90 4.72 4.34 4.29 3.96 3.69 Poland 8.00 7.88 7.95 7.85 7.81 7.56 7.21 DCB Europe 5.65 5.76 5.73 5.80 5.82 5.75 5.75 US 9.06 9.17 9.01 9.01 9.27 9.04 9.14 Mexico 14.50 14.43 14.47 14.25 13.47 13.86 12.94 Brazil 14.80 14.86 14.90 14.92 15.04 15.88 15.89 Chile 8.65 9.64 8.81 9.57 9.36 8.70 7.73 Argentina 54.85 38.08 28.35 28.33 28.23 28.90 29.37

18 Cost of deposits (%) Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Retail & Commercial Banking 2.38 2.20 2.15 2.13 2.04 2.04 2.08 Spain 0.65 0.69 0.73 0.75 0.57 0.45 0.42 United Kingdom 2.16 2.15 2.07 2.00 1.93 1.92 1.93 Mexico 5.21 5.17 4.88 4.44 4.07 3.73 3.49 Brazil 7.22 7.12 7.26 7.33 8.24 9.00 9.75 Digital Consumer Bank 2.15 2.25 2.27 2.23 2.14 2.01 1.87 DCB Europe 2.25 2.32 2.34 2.28 2.14 1.92 1.69 DCB US 2.00 2.13 2.13 2.15 2.14 2.15 2.10 Corporate & Investment Banking 4.86 5.00 5.08 4.41 3.93 3.80 3.45 Wealth Management & Insurance 2.61 2.52 2.52 2.45 2.16 2.08 2.08 Payments* N/A N/A N/A N/A N/A N/A N/A Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Spain 0.99 0.96 0.90 0.96 0.75 0.59 0.56 United Kingdom 2.23 2.24 2.15 2.07 1.99 1.98 1.98 Portugal 0.86 0.98 1.16 0.98 0.85 0.71 0.58 Poland 1.51 1.52 1.48 1.48 1.52 1.52 1.29 DCB Europe 2.25 2.32 2.34 2.28 2.14 1.92 1.69 US 2.90 3.03 3.07 2.93 2.72 2.80 2.70 Mexico 5.55 5.51 5.23 4.80 4.36 4.08 3.82 Brazil 7.04 6.96 7.11 7.14 7.94 8.68 9.42 Chile 4.61 4.24 3.80 3.41 3.10 2.64 2.22 Argentina 21.49 10.84 6.17 4.54 4.11 5.24 6.37 * Payments’s cost of deposits is not provided as we do not consider it a relevant metric for this type of business.

19 Supplementary information Balance sheet and capital management NIM, yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

20 Efficiency ratio (%) Q1'24 H1'24 9M'24 2024 Q1'25 H1'25 9M'25 Retail & Commercial Banking 40.7 39.2 39.1 39.5 39.4 39.4 39.2 Digital Consumer Bank 41.2 40.6 40.7 40.1 41.9 41.5 40.9 Corporate & Investment Banking 41.6 43.3 44.3 45.5 42.9 43.7 44.9 Wealth Management & Insurance 37.9 37.2 37.3 38.2 36.5 35.7 35.9 Payments 48.4 46.8 46.1 44.5 43.9 42.2 40.8 PagoNxt 107.5 103.0 99.4 93.6 90.3 89.8 86.1 Cards 32.3 31.0 30.4 30.1 30.2 28.4 27.5 TOTAL GROUP 42.6 41.6 41.7 41.8 41.8 41.5 41.3 Q1'24 H1'24 9M'24 2024 Q1'25 H1'25 9M'25 Spain 34.2 34.1 34.7 35.7 33.5 34.0 35.0 United Kingdom 58.4 57.7 56.0 55.9 53.7 54.0 53.2 Portugal 22.9 23.4 24.6 26.1 27.0 27.1 27.4 Poland 27.5 27.2 27.3 27.1 29.0 27.8 27.8 DCB Europe 47.1 46.2 46.5 45.9 47.5 46.9 45.7 US 50.3 50.5 50.4 50.5 50.0 49.5 48.7 Mexico 41.4 41.4 41.9 42.5 41.7 41.4 41.3 Brazil 33.0 32.4 32.0 32.1 32.8 32.7 32.6 Chile 42.5 39.2 37.4 36.0 34.5 34.3 34.1 Argentina 51.4 40.6 42.1 41.1 44.3 43.5 42.7

21 Supplementary information Balance sheet and capital management NIM, yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

22 Stage coverage Exposure subject to impairment (EUR billion)* Coverage Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Sep-25 Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Sep-25 Stage 1 1,007 1,008 1,008 1,002 1,012 989 1,005 0.4% 0.4% 0.4% 0.4% 0.4% 0.3% 0.3% Stage 2 83 94 87 88 87 85 86 6.3% 5.6% 5.7% 5.6% 5.6% 5.7% 4.9% Stage 3 36 35 36 35 35 33 34 40.5% 41.2% 40.1% 40.6% 41.3% 42.7% 42.4% * Additionally, customer loans not subject to impairment recorded at mark to market with changes through P&L (EUR 25bn in March 2024, EUR 26 bn in June 2024, EUR 39 bn in September 2024, EUR 32 bn in December 2024, EUR 34 bn in March 2025, EUR 41 bn in June 2025 and EUR 43 bn in September 25).

23 NPL ratio (%) Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Sep-25 Retail & Commercial Banking 3.21 3.14 3.27 3.18 3.12 3.06 3.00 Digital Consumer Bank 4.86 4.81 4.89 5.07 5.09 4.97 5.29 Corporate & Investment Banking 1.19 1.03 0.86 0.83 0.75 0.71 0.70 Wealth Management & Insurance 0.93 1.08 1.01 0.93 0.98 0.96 0.91 Payments 4.99 5.16 5.70 5.20 5.88 5.11 5.54 PagoNxt * N/A N/A N/A N/A N/A N/A N/A Cards 5.13 5.20 5.80 5.31 6.11 5.22 5.59 TOTAL GROUP 3.10 3.02 3.06 3.05 2.99 2.91 2.92 Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Sep-25 Spain 3.00 2.91 2.80 2.68 2.56 2.15 2.08 United Kingdom 1.48 1.46 1.44 1.33 1.25 1.25 1.09 Portugal 2.63 2.42 2.47 2.40 2.25 2.25 2.09 Poland 3.57 3.40 3.91 3.66 3.52 3.38 3.51 DCB Europe 2.27 2.31 2.44 2.50 2.62 2.62 2.70 US 4.60 4.33 4.40 4.72 4.45 4.65 4.71 Mexico 2.74 2.78 2.70 2.71 2.79 2.93 2.95 Brazil 6.06 5.96 6.25 6.14 6.33 6.61 6.58 Chile 4.95 5.12 5.33 5.37 5.60 5.43 5.54 Argentina 1.84 1.51 1.79 2.06 2.32 3.76 4.95 * PagoNxt's NPL ratio is not provided as we do not consider it a relevant metric for this type of business.

24 NPL coverage ratio (%) Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Sep-25 Retail & Commercial Banking 60.7 61.6 57.9 58.5 59.0 59.8 61.6 Digital Consumer Bank 76.1 75.9 74.4 73.6 75.0 76.4 72.5 Corporate & Investment Banking 43.0 36.0 35.5 39.0 39.3 45.1 45.5 Wealth Management & Insurance 56.2 59.1 63.5 71.2 66.4 70.3 68.3 Payments 139.8 144.3 128.3 137.5 126.0 131.2 135.8 PagoNxt * N/A N/A N/A N/A N/A N/A N/A Cards 142.2 146.2 129.6 139.2 126.7 133.6 138.3 TOTAL GROUP 66.1 66.5 63.6 64.8 65.7 67.2 67.1 Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Sep-25 Spain 49.8 50.1 50.0 52.6 52.8 53.2 53.9 United Kingdom 28.3 28.5 28.4 29.3 30.8 31.0 34.2 Portugal 80.9 79.9 78.1 79.4 81.7 82.4 86.1 Poland 74.9 75.1 66.3 61.9 63.7 63.8 64.0 DCB Europe 86.1 85.4 83.3 82.5 82.3 82.3 82.3 US 67.8 67.9 64.5 63.8 63.8 63.1 57.8 Mexico 100.7 102.5 104.0 100.4 101.8 99.4 100.7 Brazil 86.8 90.4 82.1 82.7 82.0 85.1 85.7 Chile 54.2 53.1 51.8 49.9 49.6 49.8 49.3 Argentina 147.3 145.2 161.0 177.1 155.4 121.0 109.1 * PagoNxt’s NPL coverage ratio is not provided as we do not consider it a relevant metric for this type of business.

25 Loan-loss allowancesCredit impaired loans Credit impaired loans and loan-loss allowances Retail, 57%Consumer, 33% CIB, 5% Wealth, 1% Payments, 4% Retail, 51% Consumer, 36% CIB, 4% Wealth, 1% Payments, 8% Spain, 19% United Kingdom, 8% Portugal, 3% Poland, 5% DCB Europe, 11%US, 20% Mexico, 4% Brazil, 21% Chile, 7% Argentina, 1% Rest of the Group, 1% Spain, 15% United Kingdom, 4% Portugal, 3% Poland, 5% DCB Europe, 14% US, 17% Mexico, 7% Brazil, 26% Chile, 5% Argentina, 2% Rest of the Group, 2% Note: Percentages of total operating areas, excluding Corporate Centre.

26 Cost of risk (%) Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Sep-25 Retail & Commercial Banking 1.03 1.03 0.98 0.92 0.91 0.89 0.89 Digital Consumer Bank 2.12 2.17 2.12 2.16 2.14 2.09 2.06 Corporate & Investment Banking 0.14 0.15 0.21 0.09 0.08 0.09 0.10 Wealth Management & Insurance (0.06) 0.07 0.09 0.19 0.20 0.20 0.12 Payments 6.88 7.02 6.99 7.36 7.52 7.54 7.73 PagoNxt * N/A N/A N/A N/A N/A N/A N/A Cards 7.10 7.23 7.22 7.60 7.79 7.84 8.04 TOTAL GROUP 1.20 1.21 1.18 1.15 1.14 1.14 1.13 Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Sep-25 Spain 0.59 0.56 0.52 0.50 0.49 0.47 0.45 United Kingdom 0.08 0.08 0.05 0.03 0.04 0.05 0.03 Portugal 0.19 0.12 0.07 0.03 (0.03) (0.00) 0.00 Poland 1.95 1.81 1.67 1.38 1.20 0.86 0.79 DCB Europe 0.67 0.72 0.75 0.88 0.92 0.89 0.91 US 1.98 2.06 1.94 1.82 1.73 1.69 1.65 Mexico 2.63 2.71 2.69 2.64 2.55 2.53 2.62 Brazil 4.79 4.77 4.78 4.51 4.61 4.71 4.71 Chile 0.85 0.97 1.09 1.19 1.26 1.31 1.32 Argentina 5.43 4.80 4.88 4.59 4.58 5.09 6.24 Note: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months. * PagoNxt’s cost of risk is not provided as we do not consider it a relevant metric for this type of business.

27 Supplementary information Balance sheet and capital management NIM, yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

28 Grupo Santander (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 11,983 11,474 11,225 11,986 11,378 11,338 11,100 -2.1% 34,682 33,816 -2.5% Net fee income 3,240 3,237 3,189 3,344 3,369 3,315 3,327 +0.4% 9,666 10,011 +3.6% Gains (losses) on financial transactions and other 157 959 721 696 790 820 840 +2.4% 1,837 2,450 +33.4% Total revenue 15,380 15,670 15,135 16,026 15,537 15,473 15,267 -1.3% 46,185 46,277 +0.2% Operating expenses (6,547) (6,366) (6,349) (6,772) (6,489) (6,376) (6,268) -1.7% (19,262) (19,133) -0.7% Net operating income 8,833 9,304 8,786 9,254 9,048 9,097 8,999 -1.1% 26,923 27,144 +0.8% Net loan-loss provisions (3,125) (3,118) (2,976) (3,114) (3,161) (3,017) (2,931) -2.9% (9,219) (9,109) -1.2% Other gains (losses) and provisions (1,125) (1,261) (891) (1,540) (700) (964) (871) -9.6% (3,277) (2,535) -22.6% Profit before tax 4,583 4,925 4,919 4,600 5,187 5,116 5,197 +1.6% 14,427 15,500 +7.4% Consolidated profit 3,115 3,477 3,589 3,563 3,741 3,748 3,890 +3.8% 10,181 11,379 +11.8% Underlying attributable profit 2,852 3,207 3,250 3,265 3,402 3,431 3,504 +2.1% 9,309 10,337 +11.0%

29 Grupo Santander (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 11,360 10,922 11,035 11,822 11,146 11,424 11,245 -1.6% 33,316 33,816 +1.5% Net fee income 3,046 3,059 3,131 3,300 3,307 3,343 3,362 +0.6% 9,236 10,011 +8.4% Gains (losses) on financial transactions and other 136 938 717 675 773 825 851 +3.2% 1,791 2,450 +36.8% Total revenue 14,541 14,919 14,883 15,797 15,227 15,592 15,459 -0.9% 44,344 46,277 +4.4% Operating expenses (6,237) (6,086) (6,253) (6,663) (6,357) (6,423) (6,354) -1.1% (18,576) (19,133) +3.0% Net operating income 8,304 8,833 8,630 9,133 8,870 9,169 9,105 -0.7% 25,768 27,144 +5.3% Net loan-loss provisions (2,871) (2,908) (2,908) (3,061) (3,083) (3,052) (2,973) -2.6% (8,687) (9,109) +4.9% Other gains (losses) and provisions (1,092) (1,229) (882) (1,533) (690) (968) (877) -9.4% (3,203) (2,535) -20.9% Profit before tax 4,341 4,696 4,840 4,540 5,097 5,149 5,254 +2.0% 13,877 15,500 +11.7% Consolidated profit 2,949 3,309 3,526 3,506 3,669 3,772 3,938 +4.4% 9,785 11,379 +16.3% Underlying attributable profit 2,694 3,049 3,192 3,212 3,337 3,453 3,547 +2.7% 8,935 10,337 +15.7%

30 Supplementary information Balance sheet and capital management NIM, yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

31 Retail & Commercial Banking (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 7,139 6,857 6,807 7,134 6,721 6,618 6,431 -2.8% 20,803 19,770 -5.0% Net fee income 1,205 1,184 1,153 1,164 1,210 1,187 1,133 -4.6% 3,543 3,529 -0.4% Gains (losses) on financial transactions and other (284) 176 (21) (140) (36) 10 63 +507.7% (130) 38 — Total revenue 8,061 8,217 7,939 8,158 7,895 7,816 7,627 -2.4% 24,216 23,337 -3.6% Operating expenses (3,285) (3,098) (3,082) (3,331) (3,113) (3,075) (2,971) -3.4% (9,465) (9,159) -3.2% Net operating income 4,776 5,118 4,856 4,827 4,782 4,740 4,655 -1.8% 14,751 14,178 -3.9% Net loan-loss provisions (1,523) (1,563) (1,371) (1,387) (1,431) (1,399) (1,275) -8.8% (4,458) (4,105) -7.9% Other gains (losses) and provisions (838) (727) (478) (832) (528) (697) (492) -29.4% (2,043) (1,717) -16.0% Profit before tax 2,414 2,828 3,007 2,608 2,823 2,645 2,888 +9.2% 8,249 8,356 +1.3% Consolidated profit 1,634 1,957 2,185 1,993 2,065 1,941 2,171 +11.8% 5,776 6,176 +6.9% Underlying attributable profit 1,539 1,835 2,012 1,862 1,902 1,785 1,984 +11.1% 5,385 5,670 +5.3%

32 Retail & Commercial Banking (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 6,755 6,525 6,688 7,059 6,616 6,661 6,493 -2.5% 19,968 19,770 -1.0% Net fee income 1,117 1,104 1,129 1,156 1,191 1,197 1,141 -4.7% 3,350 3,529 +5.4% Gains (losses) on financial transactions and other (276) 169 (10) (142) (34) 9 63 +573.8% (118) 38 — Total revenue 7,595 7,798 7,807 8,073 7,773 7,868 7,696 -2.2% 23,200 23,337 +0.6% Operating expenses (3,088) (2,931) (3,024) (3,282) (3,059) (3,097) (3,003) -3.0% (9,043) (9,159) +1.3% Net operating income 4,507 4,867 4,783 4,791 4,714 4,771 4,693 -1.6% 14,157 14,178 +0.1% Net loan-loss provisions (1,378) (1,443) (1,336) (1,376) (1,402) (1,415) (1,289) -8.9% (4,156) (4,105) -1.2% Other gains (losses) and provisions (811) (701) (473) (830) (520) (699) (498) -28.8% (1,984) (1,717) -13.5% Profit before tax 2,318 2,724 2,975 2,586 2,792 2,657 2,907 +9.4% 8,017 8,356 +4.2% Consolidated profit 1,569 1,879 2,158 1,971 2,039 1,950 2,187 +12.1% 5,606 6,176 +10.2% Underlying attributable profit 1,476 1,761 1,985 1,840 1,879 1,794 1,997 +11.3% 5,222 5,670 +8.6%

33 Retail & Commercial Banking Spain (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 1,472 1,471 1,495 1,430 1,467 1,448 1,443 -0.4% 4,439 4,357 -1.8% Net fee income 283 276 270 245 291 269 259 -3.8% 829 819 -1.3% Gains (losses) on financial transactions and other 25 70 35 (3) 35 50 37 -24.9% 130 122 -5.9% Total revenue 1,780 1,818 1,800 1,673 1,794 1,766 1,739 -1.6% 5,398 5,299 -1.8% Operating expenses (567) (558) (562) (600) (571) (567) (558) -1.6% (1,687) (1,696) +0.5% Net loan-loss provisions (284) (287) (230) (292) (291) (244) (230) -5.7% (801) (765) -4.4% Other gains (losses) and provisions (350) (233) (103) (207) (122) (119) (150) +26.0% (686) (390) -43.1% Profit before tax 580 739 905 573 810 837 801 -4.3% 2,224 2,447 +10.0%

34 Retail & Commercial Banking UK (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 1,119 1,128 1,189 1,236 1,224 1,174 1,152 -1.9% 3,436 3,550 +3.3% Net fee income 1 (16) (2) (15) 5 2 9 +293.1% (17) 16 — Gains (losses) on financial transactions and other (8) (1) 7 (20) (39) (27) (15) -44.9% (2) (82) — Total revenue 1,112 1,112 1,193 1,200 1,190 1,149 1,146 -0.3% 3,417 3,485 +2.0% Operating expenses (651) (643) (632) (675) (638) (628) (593) -5.6% (1,926) (1,860) -3.5% Net loan-loss provisions (9) (11) (17) 23 (36) (44) 5 — (37) (76) +106.8% Other gains (losses) and provisions (85) (58) (94) (167) (168) (147) (69) -52.9% (237) (383) +61.9% Profit before tax 368 400 451 382 348 330 488 +48.0% 1,218 1,166 -4.2%

35 Retail & Commercial Banking UK (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 1,127 1,132 1,181 1,210 1,203 1,172 1,175 +0.2% 3,439 3,550 +3.2% Net fee income 1 (16) (2) (15) 5 2 9 +293.1% (17) 16 — Gains (losses) on financial transactions and other (8) (1) 7 (20) (39) (27) (16) -42.7% (2) (82) — Total revenue 1,119 1,115 1,186 1,175 1,169 1,147 1,168 +1.8% 3,420 3,485 +1.9% Operating expenses (655) (645) (628) (660) (627) (627) (605) -3.5% (1,928) (1,860) -3.5% Net loan-loss provisions (9) (11) (17) 23 (35) (44) 4 — (37) (76) +106.6% Other gains (losses) and provisions (85) (58) (94) (164) (165) (147) (72) -50.9% (237) (383) +61.8% Profit before tax 370 401 448 373 342 330 495 +50.2% 1,219 1,166 -4.3%

36 Retail & Commercial Banking UK (GBP mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 958 963 1,004 1,029 1,023 997 999 +0.2% 2,925 3,020 +3.2% Net fee income 1 (13) (2) (13) 4 2 8 +293.1% (15) 14 — Gains (losses) on financial transactions and other (7) (1) 6 (17) (33) (23) (13) -42.7% (1) (70) — Total revenue 952 948 1,008 999 994 976 994 +1.8% 2,909 2,964 +1.9% Operating expenses (557) (549) (534) (562) (533) (533) (515) -3.5% (1,640) (1,582) -3.5% Net loan-loss provisions (8) (9) (14) 20 (30) (38) 3 — (31) (64) +106.6% Other gains (losses) and provisions (72) (49) (80) (140) (140) (125) (61) -50.9% (201) (326) +61.8% Profit before tax 315 341 381 317 291 280 421 +50.2% 1,037 992 -4.3%

37 Retail & Commercial Banking Mexico (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 819 804 747 765 756 735 762 +3.6% 2,369 2,253 -4.9% Net fee income 175 197 171 156 171 177 179 +1.1% 544 527 -3.1% Gains (losses) on financial transactions and other (25) 8 (20) (28) (31) (21) (8) -61.1% (37) (60) +65.0% Total revenue 969 1,009 899 893 896 891 932 +4.6% 2,876 2,719 -5.5% Operating expenses (432) (440) (418) (467) (397) (390) (405) +3.9% (1,291) (1,191) -7.7% Net loan-loss provisions (205) (211) (143) (96) (135) (150) (176) +17.0% (558) (461) -17.5% Other gains (losses) and provisions (9) (12) (9) (10) (22) (16) (13) -18.5% (29) (51) +75.5% Profit before tax 323 346 328 320 343 335 338 +1.1% 998 1,016 +1.8%

38 Retail & Commercial Banking Mexico (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 693 684 712 748 746 746 761 +2.0% 2,089 2,253 +7.9% Net fee income 148 168 163 154 169 179 178 -0.4% 479 527 +9.9% Gains (losses) on financial transactions and other (21) 7 (18) (26) (31) (21) (8) -62.0% (32) (60) +87.1% Total revenue 820 858 857 876 884 904 932 +3.0% 2,536 2,719 +7.2% Operating expenses (366) (375) (398) (453) (392) (395) (404) +2.3% (1,138) (1,191) +4.7% Net loan-loss provisions (174) (179) (140) (100) (133) (152) (176) +15.4% (492) (461) -6.4% Other gains (losses) and provisions (7) (10) (8) (10) (21) (17) (13) -20.1% (26) (51) +99.0% Profit before tax 274 295 312 313 338 340 338 -0.5% 880 1,016 +15.5%

39 Retail & Commercial Banking Mexico (MXN mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 15,100 14,901 15,512 16,307 16,244 16,262 16,584 +2.0% 45,512 49,090 +7.9% Net fee income 3,233 3,654 3,557 3,350 3,683 3,903 3,887 -0.4% 10,444 11,474 +9.9% Gains (losses) on financial transactions and other (458) 143 (390) (572) (675) (466) (177) -62.0% (704) (1,317) +87.1% Total revenue 17,874 18,698 18,679 19,085 19,252 19,700 20,295 +3.0% 55,252 59,247 +7.2% Operating expenses (7,970) (8,162) (8,661) (9,870) (8,533) (8,615) (8,810) +2.3% (24,793) (25,957) +4.7% Net loan-loss provisions (3,781) (3,903) (3,044) (2,179) (2,892) (3,318) (3,828) +15.4% (10,727) (10,038) -6.4% Other gains (losses) and provisions (162) (215) (185) (217) (467) (362) (289) -20.1% (562) (1,118) +99.0% Profit before tax 5,962 6,419 6,789 6,818 7,360 7,405 7,368 -0.5% 19,171 22,134 +15.5%

40 Retail & Commercial Banking Brazil (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 1,759 1,740 1,695 1,600 1,534 1,503 1,452 -3.3% 5,194 4,489 -13.6% Net fee income 397 409 376 348 359 333 314 -5.6% 1,183 1,006 -14.9% Gains (losses) on financial transactions and other (40) 31 (96) (1) (15) (57) (47) -16.6% (105) (118) +13.1% Total revenue 2,117 2,180 1,975 1,948 1,878 1,779 1,719 -3.3% 6,272 5,376 -14.3% Operating expenses (843) (799) (746) (763) (761) (724) (709) -2.1% (2,389) (2,193) -8.2% Net loan-loss provisions (753) (751) (740) (730) (718) (713) (603) -15.4% (2,244) (2,034) -9.3% Other gains (losses) and provisions (184) (222) (170) (167) (166) (187) (163) -12.5% (576) (516) -10.3% Profit before tax 337 408 319 288 233 156 244 +57.1% 1,064 633 -40.5%

41 Retail & Commercial Banking Brazil (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 1,498 1,545 1,631 1,577 1,495 1,529 1,465 -4.1% 4,674 4,489 -4.0% Net fee income 338 363 363 344 350 339 317 -6.4% 1,064 1,006 -5.5% Gains (losses) on financial transactions and other (34) 26 (87) (3) (14) (57) (48) -16.1% (94) (118) +25.7% Total revenue 1,802 1,935 1,908 1,919 1,830 1,811 1,735 -4.2% 5,645 5,376 -4.8% Operating expenses (718) (710) (721) (750) (741) (737) (715) -3.0% (2,150) (2,193) +2.0% Net loan-loss provisions (641) (667) (711) (717) (700) (725) (609) -15.9% (2,019) (2,034) +0.7% Other gains (losses) and provisions (156) (196) (165) (165) (162) (190) (165) -13.0% (518) (516) -0.3% Profit before tax 287 361 310 287 227 160 246 +54.0% 957 633 -33.9%

42 Retail & Commercial Banking Brazil (BRL mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 9,456 9,756 10,300 9,959 9,436 9,650 9,252 -4.1% 29,511 28,338 -4.0% Net fee income 2,135 2,294 2,290 2,174 2,209 2,140 2,003 -6.4% 6,719 6,352 -5.5% Gains (losses) on financial transactions and other (213) 164 (546) (17) (90) (358) (300) -16.1% (595) (748) +25.7% Total revenue 11,377 12,214 12,044 12,115 11,555 11,433 10,955 -4.2% 35,635 33,942 -4.8% Operating expenses (4,532) (4,485) (4,555) (4,737) (4,681) (4,652) (4,514) -3.0% (13,572) (13,846) +2.0% Net loan-loss provisions (4,049) (4,208) (4,490) (4,526) (4,419) (4,576) (3,846) -15.9% (12,747) (12,840) +0.7% Other gains (losses) and provisions (988) (1,240) (1,045) (1,041) (1,022) (1,197) (1,041) -13.0% (3,272) (3,261) -0.3% Profit before tax 1,809 2,281 1,954 1,811 1,433 1,009 1,553 +54.0% 6,045 3,995 -33.9%

43 Digital Consumer Bank (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 2,710 2,655 2,614 2,797 2,756 2,747 2,763 +0.6% 7,980 8,267 +3.6% Net fee income 354 387 373 394 339 341 380 +11.3% 1,115 1,060 -4.9% Gains (losses) on financial transactions and other 119 222 146 139 138 102 99 -3.6% 488 340 -30.4% Total revenue 3,184 3,265 3,133 3,330 3,234 3,191 3,242 +1.6% 9,582 9,667 +0.9% Operating expenses (1,311) (1,307) (1,278) (1,287) (1,357) (1,308) (1,285) -1.7% (3,896) (3,950) +1.4% Net operating income 1,873 1,958 1,855 2,043 1,878 1,883 1,957 +3.9% 5,686 5,717 +0.5% Net loan-loss provisions (1,137) (1,056) (1,121) (1,248) (1,119) (956) (1,069) +11.8% (3,314) (3,144) -5.1% Other gains (losses) and provisions (118) (180) (112) (530) (84) (146) (91) -37.2% (409) (321) -21.5% Profit before tax 618 723 622 265 674 781 796 +1.9% 1,963 2,251 +14.7% Consolidated profit 536 668 507 222 558 620 620 +0.0% 1,712 1,797 +5.0% Underlying attributable profit 463 606 436 153 492 551 518 -5.9% 1,506 1,561 +3.6%

44 Digital Consumer Bank (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 2,627 2,574 2,582 2,736 2,673 2,771 2,823 +1.9% 7,783 8,267 +6.2% Net fee income 343 374 369 388 333 343 384 +12.0% 1,087 1,060 -2.4% Gains (losses) on financial transactions and other 117 219 145 134 135 103 102 -1.5% 482 340 -29.5% Total revenue 3,087 3,168 3,097 3,258 3,140 3,217 3,310 +2.9% 9,352 9,667 +3.4% Operating expenses (1,283) (1,276) (1,267) (1,261) (1,319) (1,318) (1,313) -0.4% (3,826) (3,950) +3.2% Net operating income 1,804 1,892 1,829 1,997 1,821 1,899 1,997 +5.2% 5,526 5,717 +3.5% Net loan-loss provisions (1,087) (1,015) (1,104) (1,215) (1,081) (969) (1,094) +13.0% (3,206) (3,144) -1.9% Other gains (losses) and provisions (115) (177) (110) (527) (82) (146) (93) -36.5% (401) (321) -20.0% Profit before tax 603 700 615 255 658 784 810 +3.3% 1,918 2,251 +17.4% Consolidated profit 523 649 501 213 541 623 633 +1.7% 1,674 1,797 +7.4% Underlying attributable profit 451 587 431 145 475 554 532 -4.0% 1,470 1,561 +6.2%

45 Digital Consumer Bank Europe (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 1,095 1,092 1,069 1,105 1,112 1,155 1,207 +4.5% 3,256 3,473 +6.7% Net fee income 220 231 229 222 188 185 198 +7.3% 680 571 -16.1% Gains (losses) on financial transactions and other 95 120 100 100 103 85 99 +16.1% 316 287 -9.3% Total revenue 1,410 1,444 1,398 1,427 1,402 1,424 1,504 +5.6% 4,252 4,330 +1.8% Operating expenses (665) (655) (656) (629) (667) (660) (652) -1.2% (1,976) (1,978) +0.1% Net loan-loss provisions (276) (308) (279) (345) (336) (284) (307) +8.4% (864) (926) +7.3% Other gains (losses) and provisions (69) (124) (61) (481) (43) (111) (59) -46.2% (254) (213) -15.9% Profit before tax 401 356 402 (28) 357 371 485 +30.9% 1,159 1,212 +4.6%

46 Digital Consumer Bank Europe (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 1,092 1,091 1,070 1,106 1,109 1,155 1,209 +4.7% 3,253 3,473 +6.8% Net fee income 220 231 229 222 187 185 199 +7.4% 680 571 -16.1% Gains (losses) on financial transactions and other 95 120 100 100 102 85 99 +16.9% 316 287 -9.2% Total revenue 1,407 1,443 1,399 1,427 1,399 1,424 1,507 +5.8% 4,249 4,330 +1.9% Operating expenses (663) (654) (657) (629) (665) (660) (653) -1.0% (1,974) (1,978) +0.2% Net loan-loss provisions (275) (309) (279) (345) (335) (284) (308) +8.5% (863) (926) +7.4% Other gains (losses) and provisions (69) (125) (61) (480) (43) (111) (60) -46.0% (255) (213) -16.3% Profit before tax 400 354 403 (26) 356 370 486 +31.3% 1,157 1,212 +4.8%

47 Digital Consumer Bank US (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 1,143 1,179 1,138 1,191 1,221 1,129 1,132 +0.2% 3,460 3,482 +0.6% Net fee income 64 67 75 97 84 90 86 -4.3% 206 261 +26.3% Gains (losses) on financial transactions and other 97 106 66 74 57 50 14 -71.7% 269 121 -54.9% Total revenue 1,304 1,352 1,279 1,361 1,362 1,270 1,232 -3.0% 3,935 3,864 -1.8% Operating expenses (545) (547) (525) (542) (574) (520) (504) -3.1% (1,617) (1,598) -1.2% Net loan-loss provisions (610) (537) (641) (677) (524) (466) (541) +16.2% (1,789) (1,531) -14.4% Other gains (losses) and provisions (28) (33) (28) (32) (28) (19) (19) +3.0% (89) (66) -26.1% Profit before tax 121 235 85 111 236 265 168 -36.8% 440 669 +51.8%

48 Digital Consumer Bank US (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 1,110 1,137 1,119 1,137 1,150 1,147 1,185 +3.3% 3,367 3,482 +3.4% Net fee income 63 65 74 93 80 91 90 -1.0% 201 261 +29.8% Gains (losses) on financial transactions and other 94 102 66 70 53 51 17 -67.4% 262 121 -53.7% Total revenue 1,267 1,303 1,259 1,300 1,283 1,289 1,292 +0.2% 3,829 3,864 +0.9% Operating expenses (529) (527) (517) (517) (540) (529) (529) +0.0% (1,573) (1,598) +1.6% Net loan-loss provisions (593) (517) (630) (647) (494) (474) (563) +19.0% (1,741) (1,531) -12.1% Other gains (losses) and provisions (28) (32) (27) (31) (27) (19) (20) +5.4% (87) (66) -24.0% Profit before tax 117 227 84 105 222 267 179 -33.1% 428 669 +56.1%

49 Digital Consumer Bank US (USD mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 1,240 1,270 1,250 1,271 1,285 1,281 1,323 +3.3% 3,761 3,889 +3.4% Net fee income 70 72 82 103 89 102 101 -1.0% 224 291 +29.8% Gains (losses) on financial transactions and other 105 114 73 78 60 57 19 -67.4% 292 135 -53.7% Total revenue 1,415 1,456 1,406 1,452 1,433 1,440 1,443 +0.2% 4,277 4,316 +0.9% Operating expenses (591) (589) (577) (578) (604) (591) (591) +0.0% (1,758) (1,785) +1.6% Net loan-loss provisions (662) (578) (704) (723) (551) (529) (629) +19.0% (1,944) (1,710) -12.1% Other gains (losses) and provisions (31) (36) (31) (34) (30) (21) (22) +5.4% (97) (74) -24.0% Profit before tax 131 253 94 117 248 299 200 -33.1% 479 747 +56.1%

50 Corporate & Investment Banking (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 1,053 962 895 1,079 953 1,013 982 -3.1% 2,909 2,948 +1.3% Net fee income 654 626 612 656 716 637 624 -2.0% 1,892 1,977 +4.5% Gains (losses) on financial transactions and other 415 469 581 337 552 484 413 -14.6% 1,465 1,449 -1.1% Total revenue 2,123 2,056 2,088 2,072 2,220 2,134 2,020 -5.3% 6,266 6,374 +1.7% Operating expenses (883) (928) (962) (1,021) (952) (950) (957) +0.7% (2,773) (2,860) +3.1% Net operating income 1,240 1,128 1,126 1,051 1,268 1,183 1,062 -10.2% 3,493 3,514 +0.6% Net loan-loss provisions (40) (52) (62) (16) (13) (72) (81) +12.1% (154) (167) +7.9% Other gains (losses) and provisions (78) (46) (100) (130) (22) (27) (62) +133.6% (224) (110) -50.8% Profit before tax 1,121 1,029 964 904 1,234 1,084 919 -15.2% 3,115 3,237 +3.9% Consolidated profit 770 736 695 750 865 776 678 -12.6% 2,201 2,319 +5.4% Underlying attributable profit 716 689 647 695 806 728 634 -12.9% 2,052 2,168 +5.7%

51 Corporate & Investment Banking (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 985 898 879 1,069 930 1,022 996 -2.6% 2,763 2,948 +6.7% Net fee income 631 604 605 646 700 643 634 -1.4% 1,840 1,977 +7.4% Gains (losses) on financial transactions and other 396 466 571 329 540 487 421 -13.7% 1,434 1,449 +1.0% Total revenue 2,013 1,968 2,055 2,044 2,171 2,153 2,050 -4.7% 6,037 6,374 +5.6% Operating expenses (847) (892) (949) (1,001) (927) (958) (974) +1.7% (2,688) (2,860) +6.4% Net operating income 1,165 1,076 1,106 1,042 1,244 1,194 1,076 -9.9% 3,348 3,514 +5.0% Net loan-loss provisions (39) (50) (63) (18) (13) (72) (82) +13.9% (153) (167) +9.2% Other gains (losses) and provisions (77) (45) (99) (129) (22) (27) (62) +132.3% (220) (110) -50.0% Profit before tax 1,049 981 945 896 1,209 1,096 932 -14.9% 2,975 3,237 +8.8% Consolidated profit 723 704 680 738 848 784 687 -12.3% 2,107 2,319 +10.1% Underlying attributable profit 672 660 634 684 791 735 643 -12.6% 1,965 2,168 +10.3%

52 Wealth Management & Insurance (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 449 430 419 408 375 354 350 -0.9% 1,298 1,079 -16.9% Net fee income 365 356 369 408 419 423 415 -2.0% 1,090 1,257 +15.4% Gains (losses) on financial transactions and other 91 146 152 211 225 235 249 +5.9% 389 710 +82.3% Total revenue 905 932 940 1,027 1,019 1,012 1,014 +0.2% 2,777 3,046 +9.7% Operating expenses (343) (341) (351) (417) (372) (354) (369) +4.2% (1,035) (1,094) +5.7% Net operating income 562 591 589 610 647 659 646 -1.9% 1,742 1,952 +12.1% Net loan-loss provisions (4) (13) (9) (18) (8) (13) 10 — (26) (11) -57.6% Other gains (losses) and provisions (27) (2) (8) 15 (1) (10) (5) -55.9% (38) (16) -58.3% Profit before tax 531 575 572 606 639 635 651 +2.5% 1,678 1,925 +14.7% Consolidated profit 396 437 452 465 497 500 514 +2.8% 1,286 1,511 +17.5% Underlying attributable profit 376 418 433 445 471 477 491 +3.0% 1,227 1,439 +17.3%

53 Wealth Management & Insurance (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 440 421 415 403 368 356 355 -0.1% 1,275 1,079 -15.4% Net fee income 353 343 364 402 411 426 421 -1.2% 1,060 1,257 +18.7% Gains (losses) on financial transactions and other 82 136 147 209 222 237 251 +6.0% 365 710 +94.4% Total revenue 874 900 926 1,014 1,001 1,018 1,027 +0.8% 2,700 3,046 +12.8% Operating expenses (331) (329) (346) (409) (364) (356) (374) +5.1% (1,007) (1,094) +8.7% Net operating income 542 570 580 605 638 662 652 -1.5% 1,693 1,952 +15.3% Net loan-loss provisions (4) (13) (9) (18) (8) (13) 10 — (25) (11) -56.8% Other gains (losses) and provisions (27) (2) (8) 15 (1) (10) (4) -57.4% (38) (16) -58.2% Profit before tax 511 555 563 602 629 638 657 +3.0% 1,630 1,925 +18.1% Consolidated profit 380 420 445 461 489 503 519 +3.3% 1,245 1,511 +21.3% Underlying attributable profit 361 402 425 441 464 479 496 +3.4% 1,188 1,439 +21.1%

54 Payments (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 662 639 586 680 685 726 705 -2.9% 1,887 2,116 +12.1% Net fee income 662 682 691 725 693 734 781 +6.4% 2,035 2,209 +8.6% Gains (losses) on financial transactions and other (6) 19 13 107 5 (3) 44 — 26 46 +79.6% Total revenue 1,318 1,341 1,289 1,512 1,383 1,457 1,530 +5.0% 3,948 4,370 +10.7% Operating expenses (639) (606) (574) (611) (608) (592) (585) -1.2% (1,818) (1,785) -1.9% Net operating income 679 735 715 901 776 865 945 +9.3% 2,129 2,586 +21.4% Net loan-loss provisions (418) (434) (414) (448) (492) (479) (514) +7.5% (1,266) (1,485) +17.3% Other gains (losses) and provisions (23) (265) (33) (39) (36) (40) (39) -2.5% (322) (116) -64.1% Profit before tax 238 36 267 414 248 346 391 +13.2% 541 985 +82.0% Consolidated profit 136 (70) 152 275 150 230 255 +10.7% 218 635 +190.8% Underlying attributable profit 115 (90) 126 252 126 209 223 +7.0% 151 558 +269.4%

55 Payments (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 584 572 565 668 671 734 710 -3.3% 1,722 2,116 +22.9% Net fee income 603 632 672 712 681 741 787 +6.3% 1,908 2,209 +15.8% Gains (losses) on financial transactions and other (5) 22 14 100 5 (3) 44 — 31 46 +50.0% Total revenue 1,182 1,226 1,251 1,480 1,357 1,471 1,542 +4.8% 3,660 4,370 +19.4% Operating expenses (600) (572) (565) (607) (600) (596) (588) -1.3% (1,737) (1,785) +2.7% Net operating income 583 654 686 873 757 875 953 +8.9% 1,922 2,586 +34.5% Net loan-loss provisions (362) (387) (398) (437) (481) (485) (518) +6.7% (1,147) (1,485) +29.5% Other gains (losses) and provisions (22) (265) (33) (38) (35) (41) (40) -2.3% (319) (116) -63.8% Profit before tax 199 2 256 398 240 349 396 +13.2% 456 985 +115.9% Consolidated profit 112 (92) 145 264 145 232 257 +11.0% 165 635 +284.8% Underlying attributable profit 93 (110) 120 242 122 211 226 +7.1% 102 558 +446.4%

56 PagoNxt (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 31 31 35 35 38 42 41 -2.4% 97 122 +25.7% Net fee income 224 233 241 261 245 265 267 +0.8% 697 777 +11.4% Gains (losses) on financial transactions and other 29 36 35 50 34 17 44 +154.2% 100 95 -4.8% Total revenue 283 300 311 346 317 325 353 +8.5% 894 994 +11.2% Operating expenses (304) (297) (288) (271) (286) (290) (280) -3.5% (889) (856) -3.7% Net operating income (21) 4 23 75 31 35 73 +108.9% 5 138 — Net loan-loss provisions (4) (5) (3) (4) (6) (5) (8) +68.0% (13) (19) +50.1% Other gains (losses) and provisions (2) (256) (15) (23) (12) (21) (29) +38.3% (274) (62) -77.3% Profit before tax (27) (258) 4 48 13 9 35 +298.9% (281) 57 — Consolidated profit (37) (265) (17) 28 9 11 27 +135.8% (318) 47 — Underlying attributable profit (39) (265) (21) 26 4 11 19 +73.1% (326) 35 —

57 PagoNxt (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 27 28 34 34 37 43 42 -2.8% 89 122 +36.9% Net fee income 202 215 235 256 241 267 269 +0.7% 653 777 +19.1% Gains (losses) on financial transactions and other 28 35 35 50 34 17 44 +154.2% 99 95 -3.8% Total revenue 258 279 304 340 312 327 355 +8.3% 840 994 +18.3% Operating expenses (290) (285) (284) (269) (283) (292) (281) -3.6% (859) (856) -0.3% Net operating income (32) (6) 19 70 29 36 74 +105.7% (18) 138 — Net loan-loss provisions (3) (5) (3) (4) (6) (5) (8) +67.6% (12) (19) +59.4% Other gains (losses) and provisions (2) (256) (14) (22) (12) (21) (29) +37.9% (272) (62) -77.2% Profit before tax (37) (267) 2 45 11 10 36 +272.3% (302) 57 — Consolidated profit (44) (270) (18) 26 8 12 27 +130.3% (332) 47 — Underlying attributable profit (46) (271) (22) 24 3 12 20 +69.4% (339) 35 —

58 Cards (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 632 608 551 645 647 683 663 -2.9% 1,790 1,994 +11.4% Net fee income 438 449 450 464 449 469 514 +9.5% 1,337 1,432 +7.1% Gains (losses) on financial transactions and other (35) (17) (22) 57 (29) (21) 0 — (74) (49) -33.8% Total revenue 1,035 1,040 978 1,166 1,067 1,132 1,178 +4.0% 3,054 3,376 +10.6% Operating expenses (334) (309) (286) (340) (322) (302) (305) +1.1% (930) (929) -0.1% Net operating income 701 731 692 826 745 830 872 +5.1% 2,124 2,448 +15.2% Net loan-loss provisions (414) (429) (410) (444) (486) (474) (506) +6.8% (1,253) (1,466) +16.9% Other gains (losses) and provisions (20) (9) (19) (16) (24) (19) (10) -46.9% (48) (53) +11.4% Profit before tax 266 294 263 366 235 337 356 +5.7% 823 928 +12.9% Consolidated profit 173 194 169 247 141 219 228 +4.2% 537 588 +9.5% Underlying attributable profit 155 175 147 226 121 198 204 +3.3% 477 523 +9.8%

59 Cards (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 557 544 532 634 634 691 669 -3.3% 1,633 1,994 +22.1% Net fee income 401 417 437 456 440 473 518 +9.5% 1,255 1,432 +14.1% Gains (losses) on financial transactions and other (33) (14) (21) 51 (29) (21) 0 — (68) (49) -27.9% Total revenue 925 947 948 1,140 1,045 1,144 1,187 +3.8% 2,819 3,376 +19.8% Operating expenses (310) (288) (281) (337) (317) (304) (308) +1.0% (878) (929) +5.7% Net operating income 615 660 667 803 728 840 880 +4.8% 1,941 2,448 +26.1% Net loan-loss provisions (359) (382) (394) (434) (475) (481) (510) +6.1% (1,135) (1,466) +29.2% Other gains (losses) and provisions (20) (9) (18) (16) (23) (19) (11) -46.0% (47) (53) +13.0% Profit before tax 236 269 254 354 229 340 359 +5.8% 759 928 +22.4% Consolidated profit 155 179 163 238 138 220 230 +4.5% 497 588 +18.3% Underlying attributable profit 138 161 142 218 118 199 206 +3.4% 441 523 +18.7%

60 Corporate Centre (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income (31) (69) (95) (113) (112) (120) (132) +9.6% (195) (364) +86.7% Net fee income (1) 2 (8) (3) (9) (7) (6) -17.3% (7) (22) +195.4% Gains (losses) on financial transactions and other (178) (74) (150) 44 (95) (8) (28) +255.9% (402) (131) -67.4% Total revenue (210) (140) (254) (72) (215) (135) (166) +22.6% (604) (517) -14.4% Operating expenses (87) (86) (101) (104) (87) (97) (101) +4.0% (275) (285) +3.9% Net operating income (297) (227) (355) (176) (303) (232) (267) +14.9% (879) (802) -8.7% Net loan-loss provisions (2) (0) 1 3 (99) (98) 0 — (1) (197) — Other gains (losses) and provisions (41) (40) (160) (25) (30) (45) (181) +305.0% (240) (255) +6.3% Profit before tax (340) (266) (514) (197) (431) (375) (447) +19.2% (1,120) (1,254) +12.0% Consolidated profit (357) (252) (403) (142) (394) (319) (346) +8.3% (1,012) (1,059) +4.6% Underlying attributable profit (357) (252) (403) (142) (394) (319) (346) +8.3% (1,012) (1,059) +4.7%

61 Supplementary information Balance sheet and capital management NIM, yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

62 Spain (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 1,816 1,840 1,799 1,802 1,779 1,806 1,829 +1.3% 5,454 5,414 -0.7% Net fee income 746 738 707 676 767 735 710 -3.5% 2,191 2,212 +1.0% Gains (losses) on financial transactions and other 455 471 477 448 584 495 350 -29.3% 1,403 1,429 +1.9% Total revenue 3,016 3,048 2,983 2,926 3,130 3,036 2,889 -4.8% 9,048 9,056 +0.1% Operating expenses (1,032) (1,033) (1,073) (1,133) (1,049) (1,051) (1,070) +1.9% (3,138) (3,170) +1.0% Net operating income 1,984 2,015 1,911 1,793 2,081 1,986 1,819 -8.4% 5,910 5,886 -0.4% Net loan-loss provisions (331) (327) (279) (322) (304) (295) (242) -18.2% (937) (841) -10.3% Other gains (losses) and provisions (417) (244) (119) (224) (133) (103) (171) +66.3% (779) (407) -47.8% Profit before tax 1,236 1,445 1,512 1,247 1,645 1,588 1,406 -11.4% 4,193 4,639 +10.6% Consolidated profit 772 984 1,081 925 1,147 1,111 976 -12.2% 2,837 3,234 +14.0% Underlying attributable profit 772 984 1,081 925 1,147 1,111 975 -12.2% 2,837 3,233 +14.0%

63 United Kingdom (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 1,185 1,196 1,256 1,313 1,298 1,244 1,220 -1.9% 3,637 3,763 +3.5% Net fee income 79 64 80 61 82 84 92 +10.0% 222 259 +16.3% Gains (losses) on financial transactions and other (7) 0 8 (17) (40) (27) (16) -40.6% 1 (82) — Total revenue 1,257 1,260 1,344 1,356 1,341 1,302 1,297 -0.4% 3,860 3,939 +2.0% Operating expenses (734) (717) (710) (756) (720) (707) (667) -5.7% (2,161) (2,095) -3.1% Net operating income 523 542 634 600 621 594 629 +5.9% 1,699 1,844 +8.6% Net loan-loss provisions (17) (44) (37) 34 (52) (60) (6) -89.6% (98) (119) +21.3% Other gains (losses) and provisions (91) (64) (108) (179) (186) (154) (79) -48.7% (263) (419) +59.5% Profit before tax 415 434 489 456 382 380 544 +43.1% 1,338 1,306 -2.4% Consolidated profit 305 325 346 331 285 276 398 +44.4% 975 958 -1.8% Underlying attributable profit 305 325 346 331 285 276 398 +44.4% 975 958 -1.8%

64 United Kingdom (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 1,193 1,200 1,247 1,285 1,276 1,243 1,245 +0.2% 3,640 3,763 +3.4% Net fee income 79 64 80 60 81 84 94 +12.1% 222 259 +16.2% Gains (losses) on financial transactions and other (7) 0 8 (17) (39) (27) (16) -38.3% 1 (82) — Total revenue 1,265 1,263 1,335 1,328 1,317 1,300 1,322 +1.7% 3,863 3,939 +2.0% Operating expenses (739) (719) (705) (740) (707) (706) (681) -3.6% (2,163) (2,095) -3.2% Net operating income 526 544 630 588 610 593 641 +8.1% 1,700 1,844 +8.5% Net loan-loss provisions (17) (44) (36) 35 (52) (60) (7) -87.7% (98) (119) +21.2% Other gains (losses) and provisions (91) (64) (107) (176) (183) (154) (82) -46.6% (263) (419) +59.3% Profit before tax 417 436 486 446 375 380 552 +45.3% 1,339 1,306 -2.4% Consolidated profit 307 326 343 323 280 275 403 +46.6% 976 958 -1.9% Underlying attributable profit 307 326 343 323 280 275 403 +46.6% 976 958 -1.9%

65 United Kingdom (GBP mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 1,015 1,020 1,061 1,093 1,085 1,057 1,059 +0.2% 3,096 3,201 +3.4% Net fee income 67 54 68 51 69 71 80 +12.1% 189 220 +16.2% Gains (losses) on financial transactions and other (6) 0 7 (15) (33) (23) (14) -38.3% 1 (70) — Total revenue 1,076 1,075 1,135 1,129 1,120 1,105 1,125 +1.7% 3,286 3,350 +2.0% Operating expenses (629) (612) (599) (630) (602) (601) (579) -3.6% (1,840) (1,782) -3.2% Net operating income 447 463 536 500 519 505 545 +8.1% 1,446 1,569 +8.5% Net loan-loss provisions (15) (38) (31) 29 (44) (51) (6) -87.7% (83) (101) +21.2% Other gains (losses) and provisions (78) (54) (91) (150) (156) (131) (70) -46.6% (224) (356) +59.3% Profit before tax 355 371 414 379 319 323 469 +45.3% 1,139 1,111 -2.4% Consolidated profit 261 277 292 275 238 234 343 +46.6% 830 815 -1.9% Underlying attributable profit 261 277 292 275 238 234 343 +46.6% 830 815 -1.9%

66 Portugal (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 431 413 373 332 348 336 328 -2.4% 1,216 1,013 -16.7% Net fee income 127 115 115 110 126 129 123 -4.4% 357 378 +5.9% Gains (losses) on financial transactions and other 26 30 13 16 29 24 30 +24.3% 69 83 +20.4% Total revenue 584 558 500 458 503 489 481 -1.6% 1,642 1,474 -10.3% Operating expenses (134) (134) (137) (143) (136) (134) (134) +0.5% (404) (404) -0.2% Net operating income 450 425 363 315 367 356 347 -2.4% 1,238 1,070 -13.5% Net loan-loss provisions (7) 5 (7) (1) 14 (5) (7) +41.5% (10) 1 — Other gains (losses) and provisions (3) (36) (5) (18) (1) (0) 1 — (44) (0) -98.9% Profit before tax 440 394 351 296 380 350 341 -2.8% 1,185 1,071 -9.6% Consolidated profit 303 260 230 210 279 247 241 -2.6% 793 767 -3.4% Underlying attributable profit 303 260 229 209 278 247 240 -2.6% 792 765 -3.4%

67 Poland (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 686 697 727 733 744 736 737 +0.2% 2,111 2,217 +5.0% Net fee income 176 163 170 166 189 184 176 -4.2% 508 549 +8.0% Gains (losses) on financial transactions and other (28) 17 25 22 (50) 39 21 -46.5% 15 10 -30.5% Total revenue 834 878 923 921 883 959 934 -2.5% 2,634 2,776 +5.4% Operating expenses (229) (237) (252) (246) (256) (256) (259) +1.2% (719) (771) +7.3% Net operating income 605 640 670 675 627 703 675 -3.9% 1,915 2,005 +4.7% Net loan-loss provisions (130) (166) (103) (112) (78) (43) (81) +89.8% (399) (201) -49.7% Other gains (losses) and provisions (62) (108) (63) (197) (49) (195) (69) -64.5% (232) (314) +35.2% Profit before tax 412 366 505 366 500 465 525 +13.0% 1,284 1,490 +16.1% Consolidated profit 314 258 392 255 378 350 416 +18.9% 964 1,144 +18.7% Underlying attributable profit 213 173 256 158 237 219 257 +17.2% 643 713 +11.0%

68 Poland (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 701 707 735 745 737 739 741 +0.2% 2,143 2,217 +3.5% Net fee income 179 165 171 168 188 185 177 -4.3% 516 549 +6.3% Gains (losses) on financial transactions and other (29) 18 26 23 (50) 39 21 -45.9% 15 10 -31.6% Total revenue 852 890 932 936 875 963 938 -2.5% 2,674 2,776 +3.8% Operating expenses (234) (241) (255) (250) (253) (257) (260) +1.2% (730) (771) +5.7% Net operating income 618 650 677 686 621 706 678 -3.9% 1,945 2,005 +3.1% Net loan-loss provisions (133) (169) (103) (114) (77) (43) (81) +88.5% (405) (201) -50.5% Other gains (losses) and provisions (63) (109) (63) (200) (49) (195) (70) -64.2% (236) (314) +33.2% Profit before tax 421 371 511 372 496 467 527 +12.9% 1,303 1,490 +14.3% Consolidated profit 320 261 397 259 375 352 418 +18.8% 979 1,144 +16.9% Underlying attributable profit 218 175 259 160 235 220 258 +17.1% 653 713 +9.3%

69 Poland (PLN mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 2,973 2,999 3,115 3,158 3,126 3,134 3,140 +0.2% 9,087 9,400 +3.5% Net fee income 761 700 727 714 795 783 749 -4.3% 2,188 2,327 +6.3% Gains (losses) on financial transactions and other (122) 75 110 96 (212) 166 90 -45.9% 63 43 -31.6% Total revenue 3,611 3,775 3,952 3,968 3,709 4,082 3,979 -2.5% 11,338 11,770 +3.8% Operating expenses (992) (1,021) (1,081) (1,060) (1,074) (1,090) (1,104) +1.2% (3,093) (3,268) +5.7% Net operating income 2,619 2,754 2,871 2,908 2,635 2,992 2,876 -3.9% 8,245 8,502 +3.1% Net loan-loss provisions (565) (716) (439) (482) (326) (182) (343) +88.5% (1,719) (851) -50.5% Other gains (losses) and provisions (268) (464) (268) (848) (207) (828) (297) -64.2% (1,000) (1,332) +33.2% Profit before tax 1,786 1,575 2,165 1,578 2,102 1,981 2,236 +12.9% 5,526 6,319 +14.3% Consolidated profit 1,359 1,108 1,683 1,099 1,589 1,491 1,771 +18.8% 4,150 4,851 +16.9% Underlying attributable profit 924 744 1,099 679 998 934 1,093 +17.1% 2,767 3,024 +9.3%

70 Digital Consumer Bank Europe (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 1,095 1,092 1,069 1,105 1,112 1,155 1,207 +4.5% 3,256 3,473 +6.7% Net fee income 220 231 229 222 188 185 198 +7.3% 680 571 -16.1% Gains (losses) on financial transactions and other 95 120 100 100 103 85 99 +16.1% 316 287 -9.3% Total revenue 1,410 1,444 1,398 1,427 1,402 1,424 1,504 +5.6% 4,252 4,330 +1.8% Operating expenses (665) (655) (656) (629) (667) (660) (652) -1.2% (1,976) (1,978) +0.1% Net operating income 745 789 742 799 736 765 852 +11.4% 2,276 2,352 +3.3% Net loan-loss provisions (276) (308) (279) (345) (336) (284) (307) +8.4% (864) (926) +7.3% Other gains (losses) and provisions (69) (124) (61) (481) (43) (111) (59) -46.2% (254) (213) -15.9% Profit before tax 401 356 402 (28) 357 371 485 +30.9% 1,159 1,212 +4.6% Consolidated profit 297 279 302 (2) 256 262 380 +45.1% 878 899 +2.4% Underlying attributable profit 229 224 243 (54) 193 203 289 +42.4% 696 685 -1.6%

71 Digital Consumer Bank Europe (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 1,092 1,091 1,070 1,106 1,109 1,155 1,209 +4.7% 3,253 3,473 +6.8% Net fee income 220 231 229 222 187 185 199 +7.4% 680 571 -16.1% Gains (losses) on financial transactions and other 95 120 100 100 102 85 99 +16.9% 316 287 -9.2% Total revenue 1,407 1,443 1,399 1,427 1,399 1,424 1,507 +5.8% 4,249 4,330 +1.9% Operating expenses (663) (654) (657) (629) (665) (660) (653) -1.0% (1,974) (1,978) +0.2% Net operating income 744 789 742 799 734 765 854 +11.6% 2,275 2,352 +3.4% Net loan-loss provisions (275) (309) (279) (345) (335) (284) (308) +8.5% (863) (926) +7.4% Other gains (losses) and provisions (69) (125) (61) (480) (43) (111) (60) -46.0% (255) (213) -16.3% Profit before tax 400 354 403 (26) 356 370 486 +31.3% 1,157 1,212 +4.8% Consolidated profit 297 277 302 (1) 255 262 382 +45.6% 876 899 +2.6% Underlying attributable profit 228 222 244 (53) 192 202 290 +43.1% 694 685 -1.3%

72 United States (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 1,396 1,428 1,411 1,458 1,499 1,450 1,463 +0.9% 4,235 4,412 +4.2% Net fee income 267 272 296 317 355 323 335 +3.7% 835 1,014 +21.4% Gains (losses) on financial transactions and other 205 201 163 167 160 140 131 -6.1% 569 431 -24.2% Total revenue 1,869 1,900 1,870 1,941 2,014 1,913 1,930 +0.9% 5,639 5,856 +3.9% Operating expenses (940) (963) (940) (987) (1,007) (937) (908) -3.1% (2,843) (2,852) +0.3% Net operating income 929 938 929 954 1,006 976 1,022 +4.7% 2,796 3,004 +7.5% Net loan-loss provisions (615) (556) (650) (686) (535) (493) (569) +15.3% (1,821) (1,597) -12.3% Other gains (losses) and provisions (40) (43) (62) (45) (25) (26) (28) +7.4% (145) (79) -45.5% Profit before tax 274 339 217 223 447 457 425 -7.0% 830 1,328 +60.1% Consolidated profit 279 385 216 229 417 422 355 -15.9% 880 1,194 +35.7% Underlying attributable profit 279 385 216 229 417 422 355 -15.9% 880 1,194 +35.7%

73 United States (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 1,357 1,376 1,388 1,392 1,412 1,470 1,530 +4.1% 4,121 4,412 +7.1% Net fee income 259 262 291 303 334 329 351 +6.7% 813 1,014 +24.7% Gains (losses) on financial transactions and other 200 193 161 159 151 142 138 -3.0% 553 431 -22.1% Total revenue 1,816 1,832 1,839 1,854 1,897 1,941 2,018 +4.0% 5,487 5,856 +6.7% Operating expenses (913) (928) (925) (943) (949) (951) (952) +0.1% (2,766) (2,852) +3.1% Net operating income 902 904 914 911 948 990 1,066 +7.8% 2,720 3,004 +10.4% Net loan-loss provisions (598) (535) (639) (656) (504) (501) (592) +18.1% (1,772) (1,597) -9.9% Other gains (losses) and provisions (39) (42) (61) (43) (23) (27) (29) +10.6% (141) (79) -44.0% Profit before tax 266 327 215 212 421 462 445 -3.7% 807 1,328 +64.5% Consolidated profit 272 371 213 218 393 427 374 -12.5% 856 1,194 +39.4% Underlying attributable profit 272 371 213 218 393 427 374 -12.5% 856 1,194 +39.4%

74 United States (USD mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 1,516 1,537 1,550 1,555 1,577 1,642 1,709 +4.1% 4,603 4,928 +7.1% Net fee income 290 293 325 338 373 367 392 +6.7% 908 1,132 +24.7% Gains (losses) on financial transactions and other 223 216 179 177 168 159 154 -3.0% 618 481 -22.1% Total revenue 2,028 2,046 2,054 2,071 2,119 2,168 2,255 +4.0% 6,129 6,542 +6.7% Operating expenses (1,020) (1,037) (1,033) (1,053) (1,060) (1,063) (1,063) +0.1% (3,090) (3,186) +3.1% Net operating income 1,008 1,009 1,021 1,018 1,059 1,105 1,191 +7.8% 3,039 3,356 +10.4% Net loan-loss provisions (668) (598) (713) (733) (563) (560) (661) +18.1% (1,979) (1,784) -9.9% Other gains (losses) and provisions (43) (46) (68) (47) (26) (30) (33) +10.6% (158) (88) -44.0% Profit before tax 297 365 240 237 470 516 497 -3.7% 902 1,484 +64.5% Consolidated profit 303 415 238 243 438 477 418 -12.5% 956 1,333 +39.4% Underlying attributable profit 303 415 238 243 438 477 418 -12.5% 956 1,333 +39.4%

75 Mexico (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 1,214 1,207 1,113 1,097 1,129 1,109 1,126 +1.6% 3,534 3,364 -4.8% Net fee income 359 374 329 322 350 339 341 +0.6% 1,062 1,031 -3.0% Gains (losses) on financial transactions and other 35 55 34 139 26 57 88 +56.1% 124 171 +38.0% Total revenue 1,608 1,636 1,476 1,558 1,506 1,504 1,556 +3.4% 4,721 4,566 -3.3% Operating expenses (665) (677) (634) (689) (628) (617) (639) +3.5% (1,976) (1,884) -4.7% Net operating income 943 959 843 869 878 887 917 +3.4% 2,744 2,682 -2.3% Net loan-loss provisions (370) (351) (293) (263) (304) (302) (324) +7.3% (1,014) (931) -8.2% Other gains (losses) and provisions (15) (17) (13) (17) (31) (34) (19) -44.7% (45) (84) +85.7% Profit before tax 558 590 536 589 542 551 574 +4.2% 1,685 1,667 -1.1% Consolidated profit 412 430 395 439 395 401 417 +4.0% 1,237 1,214 -1.9% Underlying attributable profit 411 429 394 438 394 400 416 +4.0% 1,234 1,211 -1.9%

76 Mexico (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 1,028 1,027 1,061 1,076 1,114 1,125 1,125 +0.0% 3,116 3,364 +8.0% Net fee income 304 318 314 317 345 344 341 -1.0% 937 1,031 +10.0% Gains (losses) on financial transactions and other 29 47 33 129 26 57 88 +54.9% 109 171 +56.6% Total revenue 1,361 1,392 1,408 1,522 1,485 1,527 1,555 +1.8% 4,162 4,566 +9.7% Operating expenses (563) (576) (603) (670) (619) (627) (638) +1.9% (1,742) (1,884) +8.1% Net operating income 798 816 806 852 865 900 916 +1.8% 2,419 2,682 +10.8% Net loan-loss provisions (313) (299) (282) (262) (300) (307) (324) +5.7% (894) (931) +4.1% Other gains (losses) and provisions (12) (15) (13) (16) (31) (34) (19) -45.6% (40) (84) +110.7% Profit before tax 473 502 510 573 535 559 573 +2.6% 1,485 1,667 +12.2% Consolidated profit 349 366 376 427 390 407 417 +2.4% 1,091 1,214 +11.3% Underlying attributable profit 348 365 375 425 388 406 416 +2.5% 1,088 1,211 +11.3%

77 Mexico (MXN mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 22,390 22,383 23,112 23,448 24,260 24,518 24,518 +0.0% 67,885 73,296 +8.0% Net fee income 6,621 6,937 6,850 6,903 7,520 7,504 7,433 -1.0% 20,409 22,457 +10.0% Gains (losses) on financial transactions and other 639 1,017 724 2,804 564 1,240 1,921 +54.9% 2,379 3,725 +56.6% Total revenue 29,650 30,337 30,686 33,155 32,344 33,262 33,872 +1.8% 90,673 99,478 +9.7% Operating expenses (12,267) (12,559) (13,136) (14,603) (13,488) (13,652) (13,909) +1.9% (37,963) (41,049) +8.1% Net operating income 17,383 17,778 17,550 18,552 18,856 19,610 19,963 +1.8% 52,711 58,429 +10.8% Net loan-loss provisions (6,816) (6,515) (6,151) (5,708) (6,535) (6,685) (7,064) +5.7% (19,482) (20,284) +4.1% Other gains (losses) and provisions (269) (319) (277) (352) (667) (749) (408) -45.6% (866) (1,824) +110.7% Profit before tax 10,298 10,943 11,122 12,492 11,653 12,177 12,492 +2.6% 32,363 36,321 +12.2% Consolidated profit 7,606 7,966 8,191 9,297 8,487 8,868 9,083 +2.4% 23,762 26,439 +11.3% Underlying attributable profit 7,585 7,946 8,169 9,268 8,463 8,847 9,064 +2.5% 23,700 26,374 +11.3%

78 Brazil (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 2,630 2,605 2,474 2,413 2,402 2,338 2,309 -1.2% 7,709 7,049 -8.6% Net fee income 846 888 833 846 793 757 801 +5.8% 2,567 2,350 -8.5% Gains (losses) on financial transactions and other 30 (16) (24) 11 29 (9) (13) +42.3% (9) 6 — Total revenue 3,507 3,477 3,282 3,270 3,223 3,085 3,096 +0.4% 10,266 9,405 -8.4% Operating expenses (1,156) (1,109) (1,024) (1,063) (1,059) (1,002) (1,002) -0.0% (3,289) (3,062) -6.9% Net operating income 2,351 2,368 2,258 2,207 2,165 2,083 2,095 +0.5% 6,977 6,343 -9.1% Net loan-loss provisions (1,163) (1,158) (1,088) (1,077) (1,166) (1,124) (1,035) -7.9% (3,410) (3,325) -2.5% Other gains (losses) and provisions (211) (251) (201) (204) (194) (213) (208) -2.1% (663) (615) -7.3% Profit before tax 977 958 969 926 805 747 851 +14.0% 2,904 2,403 -17.3% Consolidated profit 618 640 696 712 559 537 654 +21.7% 1,953 1,749 -10.4% Underlying attributable profit 561 580 630 652 509 487 593 +21.7% 1,771 1,589 -10.3%

79 Brazil (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 2,239 2,313 2,385 2,376 2,340 2,379 2,330 -2.1% 6,937 7,049 +1.6% Net fee income 720 788 802 831 773 770 807 +4.9% 2,310 2,350 +1.7% Gains (losses) on financial transactions and other 26 (13) (22) 10 28 (9) (13) +52.0% (9) 6 — Total revenue 2,985 3,088 3,166 3,216 3,141 3,140 3,124 -0.5% 9,239 9,405 +1.8% Operating expenses (984) (985) (990) (1,044) (1,032) (1,020) (1,011) -0.9% (2,960) (3,062) +3.5% Net operating income 2,001 2,102 2,175 2,172 2,109 2,120 2,113 -0.3% 6,279 6,343 +1.0% Net loan-loss provisions (990) (1,029) (1,050) (1,060) (1,136) (1,144) (1,045) -8.6% (3,068) (3,325) +8.4% Other gains (losses) and provisions (180) (222) (195) (201) (189) (216) (210) -2.7% (597) (615) +3.0% Profit before tax 831 851 931 911 784 761 858 +12.8% 2,614 2,403 -8.1% Consolidated profit 526 568 664 695 544 547 658 +20.4% 1,758 1,749 -0.5% Underlying attributable profit 478 514 601 635 496 496 597 +20.5% 1,594 1,589 -0.3%

80 Brazil (BRL mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 14,135 14,604 15,058 14,998 14,776 15,019 14,708 -2.1% 43,797 44,503 +1.6% Net fee income 4,549 4,973 5,065 5,243 4,877 4,862 5,098 +4.9% 14,586 14,836 +1.7% Gains (losses) on financial transactions and other 164 (82) (136) 61 177 (55) (83) +52.0% (54) 39 — Total revenue 18,847 19,495 19,987 20,303 19,830 19,826 19,722 -0.5% 58,329 59,378 +1.8% Operating expenses (6,213) (6,222) (6,253) (6,592) (6,513) (6,440) (6,381) -0.9% (18,688) (19,334) +3.5% Net operating income 12,634 13,273 13,734 13,710 13,317 13,385 13,341 -0.3% 39,641 40,044 +1.0% Net loan-loss provisions (6,251) (6,494) (6,626) (6,694) (7,174) (7,220) (6,598) -8.6% (19,372) (20,992) +8.4% Other gains (losses) and provisions (1,134) (1,404) (1,232) (1,267) (1,194) (1,364) (1,327) -2.7% (3,770) (3,884) +3.0% Profit before tax 5,249 5,375 5,876 5,750 4,950 4,802 5,416 +12.8% 16,500 15,168 -8.1% Consolidated profit 3,321 3,585 4,193 4,385 3,436 3,452 4,157 +20.4% 11,099 11,045 -0.5% Underlying attributable profit 3,016 3,248 3,797 4,011 3,132 3,130 3,771 +20.5% 10,061 10,033 -0.3%

81 Chile (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 352 472 482 516 512 490 436 -11.1% 1,306 1,438 +10.2% Net fee income 129 137 146 140 151 145 135 -7.4% 411 431 +4.9% Gains (losses) on financial transactions and other 47 51 64 59 58 53 60 +14.0% 161 171 +6.1% Total revenue 527 659 691 714 722 688 630 -8.4% 1,878 2,040 +8.7% Operating expenses (224) (241) (236) (232) (249) (235) (212) -9.7% (701) (696) -0.8% Net operating income 303 418 455 482 473 453 418 -7.7% 1,176 1,344 +14.3% Net loan-loss provisions (125) (126) (127) (118) (156) (138) (122) -11.3% (379) (416) +9.9% Other gains (losses) and provisions (18) (2) (11) (21) (3) (7) (11) +59.2% (30) (21) -30.4% Profit before tax 160 290 317 343 315 308 285 -7.6% 767 907 +18.2% Consolidated profit 126 232 257 285 268 263 234 -10.8% 615 766 +24.6% Underlying attributable profit 90 162 180 196 185 184 165 -10.6% 433 534 +23.3%

82 Chile (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 339 445 460 496 486 492 460 -6.5% 1,244 1,438 +15.6% Net fee income 124 129 139 134 144 146 142 -2.8% 392 431 +10.1% Gains (losses) on financial transactions and other 45 48 61 56 55 53 63 +18.3% 153 171 +11.3% Total revenue 507 621 660 687 685 691 664 -3.9% 1,789 2,040 +14.1% Operating expenses (216) (227) (226) (223) (236) (236) (224) -5.2% (668) (696) +4.2% Net operating income 292 394 435 464 449 455 441 -3.2% 1,121 1,344 +20.0% Net loan-loss provisions (120) (119) (122) (114) (148) (139) (129) -6.8% (361) (416) +15.3% Other gains (losses) and provisions (18) (1) (10) (20) (2) (7) (12) +64.8% (29) (21) -26.9% Profit before tax 154 274 303 330 299 309 300 -3.1% 731 907 +24.1% Consolidated profit 121 219 246 273 255 264 247 -6.3% 586 766 +30.7% Underlying attributable profit 87 153 172 188 175 185 174 -6.0% 412 534 +29.4%

Chile (CLP mn)

Underlying income statement	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	Change Q3'25 / Q2'25	9M'24	9M'25	Change 9M'25 / 9M'24
Net interest income	361,759	475,476	491,886	529,884	519,215	525,944	491,506	-6.5%	1,329,120	1,536,664	+15.6%
Net fee income	132,221	137,526	148,628	143,434	153,370	155,955	151,512	-2.8%	418,376	460,838	+10.1%
Gains (losses) on financial transactions and other	47,914	50,822	65,168	60,347	59,022	56,540	66,907	+18.3%	163,905	182,469	+11.3%
Total revenue	**541,894**	**663,825**	**705,682**	**733,665**	**731,607**	**738,439**	**709,925**	**-3.9%**	**1,911,401**	**2,179,971**	**+14.1%**
Operating expenses	(230,419)	(242,392)	(241,154)	(238,447)	(252,205)	(252,292)	(239,115)	-5.2%	(713,965)	(743,613)	+4.2%
Net operating income	**311,474**	**421,433**	**464,529**	**495,219**	**479,401**	**486,147**	**470,810**	**-3.2%**	**1,197,436**	**1,436,358**	**+20.0%**
Net loan-loss provisions	(128,553)	(126,876)	(129,978)	(121,321)	(157,775)	(148,308)	(138,291)	-6.8%	(385,407)	(444,374)	+15.3%
Other gains (losses) and provisions	(18,723)	(1,490)	(10,793)	(21,524)	(2,621)	(7,569)	(12,476)	+64.8%	(31,006)	(22,666)	-26.9%
Profit before tax	**164,199**	**293,067**	**323,757**	**352,373**	**319,006**	**330,270**	**320,042**	**-3.1%**	**781,023**	**969,318**	**+24.1%**
Consolidated profit	**129,060**	**234,352**	**262,298**	**292,044**	**272,075**	**281,751**	**264,140**	**-6.3%**	**625,710**	**817,966**	**+30.7%**
Underlying attributable profit	**92,983**	**163,683**	**183,935**	**201,084**	**187,149**	**197,461**	**185,550**	**-6.0%**	**440,601**	**570,161**	**+29.4%**

83

84 Argentina (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 1,025 397 390 1,107 416 523 318 -39.2% 1,812 1,257 -30.7% Net fee income 131 73 111 287 172 217 192 -11.8% 315 581 +84.2% Gains (losses) on financial transactions and other (601) (6) (81) (347) (84) (99) (0) -99.6% (687) (184) -73.2% Total revenue 555 465 421 1,047 504 641 509 -20.5% 1,441 1,654 +14.8% Operating expenses (286) (129) (192) (416) (223) (275) (209) -24.0% (607) (707) +16.5% Net operating income 270 336 228 631 281 366 300 -17.9% 834 947 +13.6% Net loan-loss provisions (35) (31) (63) (156) (76) (133) (172) +29.3% (129) (381) +196.3% Other gains (losses) and provisions (131) (77) (22) (123) (8) (37) (13) -65.3% (230) (58) -74.7% Profit before tax 104 228 143 352 197 195 115 -41.2% 475 507 +6.8% Consolidated profit 102 165 116 284 129 134 86 -35.6% 382 349 -8.8% Underlying attributable profit 101 164 116 283 129 134 86 -35.6% 382 348 -8.7%

Argentina (Argentine peso mn)

Underlying income statement	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	Change Q3'25 / Q2'25	9M'24	9M'25	Change 9M'25 / 9M'24
Net interest income	949,444	1,183,149	799,603	665,292	593,186	722,372	707,821	-2.0%	2,932,197	2,023,379	-31.0%
Net fee income	121,575	184,297	204,428	232,193	246,000	299,934	389,627	+29.9%	510,300	935,562	+83.3%
Gains (losses) on financial transactions and other	(556,696)	(352,838)	(202,443)	(162,607)	(120,328)	(137,021)	(38,926)	-71.6%	(1,111,977)	(296,275)	-73.4%
Total revenue	**514,323**	**1,014,608**	**801,588**	**734,878**	**718,858**	**885,285**	**1,058,522**	**+19.6%**	**2,330,519**	**2,662,665**	**+14.3%**
Operating expenses	(264,501)	(356,735)	(360,405)	(278,460)	(318,131)	(379,737)	(440,339)	+16.0%	(981,641)	(1,138,207)	+15.9%
Net operating income	**249,823**	**657,872**	**441,183**	**456,418**	**400,727**	**505,548**	**618,183**	**+22.3%**	**1,348,878**	**1,524,459**	**+13.0%**
Net loan-loss provisions	(32,243)	(66,079)	(109,905)	(142,215)	(107,970)	(184,880)	(321,073)	+73.7%	(208,227)	(613,924)	+194.8%
Other gains (losses) and provisions	(121,080)	(190,573)	(60,700)	(63,207)	(11,302)	(52,111)	(30,324)	-41.8%	(372,353)	(93,736)	-74.8%
Profit before tax	**96,499**	**401,221**	**270,578**	**250,996**	**281,455**	**268,557**	**266,786**	**-0.7%**	**768,298**	**816,798**	**+6.3%**
Consolidated profit	**94,174**	**305,308**	**219,057**	**202,550**	**183,690**	**184,270**	**193,523**	**+5.0%**	**618,539**	**561,483**	**-9.2%**
Underlying attributable profit	**93,937**	**304,665**	**218,682**	**202,229**	**183,358**	**183,927**	**193,251**	**+5.1%**	**617,284**	**560,535**	**-9.2%**

85

86 Rest of the Group (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 183 196 228 225 250 272 258 -5.1% 607 780 +28.5% Net fee income 162 180 181 199 205 224 230 +2.7% 523 658 +25.7% Gains (losses) on financial transactions and other 78 109 92 55 70 71 118 +67.5% 279 259 -7.1% Total revenue 424 485 501 479 525 566 606 +7.0% 1,409 1,697 +20.4% Operating expenses (395) (385) (393) (375) (409) (405) (414) +2.2% (1,172) (1,228) +4.8% Net operating income 29 100 107 104 116 161 192 +19.1% 237 468 +97.7% Net loan-loss provisions (54) (55) (50) (71) (70) (41) (65) +57.7% (159) (177) +11.4% Other gains (losses) and provisions (29) (256) (66) (8) 3 (39) (32) -17.3% (351) (69) -80.5% Profit before tax (54) (210) (9) 25 49 80 94 +17.1% (273) 223 — Consolidated profit (56) (229) (37) 38 23 64 78 +21.8% (322) 165 — Underlying attributable profit (56) (227) (37) 40 23 68 75 +10.6% (320) 166 —

87 Rest of the Group (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3'25 / Q2'25 9M'24 9M'25 9M'25 / 9M'24 Net interest income 170 181 223 219 241 276 262 -5.1% 574 780 +35.8% Net fee income 157 174 179 195 199 226 233 +3.0% 510 658 +28.9% Gains (losses) on financial transactions and other 76 104 90 55 66 72 120 +66.3% 270 259 -3.9% Total revenue 403 459 493 469 507 575 615 +7.1% 1,354 1,697 +25.3% Operating expenses (386) (374) (389) (368) (400) (409) (420) +2.7% (1,148) (1,228) +7.0% Net operating income 17 85 103 100 107 166 196 +17.9% 206 468 +127.4% Net loan-loss provisions (50) (51) (48) (70) (68) (43) (66) +52.5% (150) (177) +18.1% Other gains (losses) and provisions (28) (255) (66) (8) 2 (39) (31) -19.9% (349) (69) -80.4% Profit before tax (61) (221) (11) 22 41 83 98 +18.0% (293) 223 — Consolidated profit (62) (237) (39) 36 18 65 82 +25.2% (338) 165 — Underlying attributable profit (62) (235) (39) 38 18 70 79 +13.4% (336) 166 —

88 Supplementary information Balance sheet and capital management NIM, yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

89 Glossary - Acronyms • ALCO: Assets and Liabilities Committee • AT1: Additional Tier 1 • bn: Billion • Bps: Basis points • CBR: Combined buffer requirement • CET1: Common equity tier 1 • CIB: Corporate & Investment Banking • HQLA: High quality liquid assets • FY: Full year • HTC: Held to collect • HTC&S: Held to collect and sell • IFRS 9: International Financial Reporting Standard 9, regarding financial instruments • IFRS 5: International Financial Reporting Standard 5, regarding Non-current assets held for sale and discontinued operations • LCR: Liquidity coverage ratio • LLPs: Loan-loss provisions • M/LT: Medium- and long-term • mn: Million • MREL: Minimum requirement for own funds and eligible liabilities • NII: Net interest income • NPL: Non-performing loans • P&L: Profit and loss • Pp: Percentage points • RWA: Risk-weighted assets • ST: Short term • T1/T2: Tier 1 / Tier 2 • TLAC: Total loss-absorbing capacity • YTD: Year to date

90 Glossary - Definitions EFFICIENCY • Efficiency: Underlying operating expenses / Underlying total income. Operating expenses defined as administrative expenses + amortizations CREDIT RISK • NPL ratio: Credit impaired customer loans and advances, guarantees and undrawn balances / Total risk. Total risk is defined as: Non-impaired and impaired customer loans and advances and guarantees + impaired undrawn customer balances • NPL coverage ratio: Total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances / Credit impaired customer loans and advances, guarantees and undrawn balances • Cost of risk: Underlying allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers over the last 12 months LIQUIDITY • Group LCR: This ratio is calculated using an internal methodology that determines the common minimum percentage of simultaneous coverage in all Group jurisdictions, taking into account all existing restrictions on the transfer of liquidity in third countries. This methodology reflects more accurately the Group’s resilience to liquidity risk. • Consolidated LCR: This ratio is calculated, at the request of the ECB, using a consolidation methodology that does not take into account any excess liquidity in excess of 100% of the LCR outflows and that is subject to transferability restrictions (legal or operational) in third countries, even if such excess liquidity can be used to cover additional outflows within the country itself, which is not subject to any restrictions.

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SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    29 October 2025 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer